July 29, 2008
VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler and Sebastian
   Gomez Abero (Mail Stop 6010)

Re:	Reinsurance Group of America, Incorporated Amendment No. 1 to Registration Statement on Form S-4, filed July 10, 2008 (File No. 333-151390)
Gentlemen:
We are writing this letter on behalf of Reinsurance Group of America, Incorporated (“RGA” or the “Company”) in response to the letter, dated July 24, 2008, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding the above-referenced filing.
As previously discussed with the Staff subsequent to the filing of Amendment No.1 to the Registration Statement, MetLife, Inc. (“MetLife”) does not expect to have determined the discount or other pricing terms of the exchange offer at the time RGA would plan to request effectiveness of the Registration Statement. Therefore, in accordance with those discussions, MetLife has advised RGA of the range of potential discounts, and RGA has included disclosure of such range, in lieu of the actual discount, on pages Proxy-45 to Proxy-48. Additionally, RGA has disclosed that it plans to promptly file a Current Report on Form 8-K to report MetLife’s pricing determinations, which would be incorporated by reference into the Proxy Statement/Prospectus, at least five business days prior to the special meeting of shareholders of RGA.
This letter sets forth each comment of the Staff in the comment letter (italicized and numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, MetLife regarding the Staff’s comments relating to the MetLife exchange offer.
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July 29, 2008

We are concurrently filing Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 (the “Registration Statement”). We are providing supplementally to the Staff six copies of a version of Amendment No. 2 that has been marked by the financial printer to show the changes since the previous filing of the Registration Statement on July 10, 2008. All page references in the responses set forth below are to the pages of Amendment No. 2 that have been marked by the financial printer. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.
The RGA Special Meeting, page Proxy-48
Recommendation of the RGA Board of Directors and the RGA Special Committee, page Proxy-51
1.	We note that the RGA special committee unanimously approved the recapitalization proposal, governance proposal and Section 382 shareholder rights plan proposal. We also note that you do not disclose whether the RGA board approvals were also unanimous. Please revise your disclosure throughout the proxy statement/prospectus to address whether the RGA board approvals were unanimous. If the board approvals were not unanimous, please revise the proxy statement and exchange offer prospectuses to identify any dissenting directors and discuss their reasons for not approving any of these proposals.
The disclosure in the letters to RGA shareholders and on pages Proxy-17, Proxy-55, Proxy-61, Proxy-63, Proxy-76, Proxy-79, Proxy-82, Proxy-88 to Proxy-90 and Proxy-95 of the proxy statement/prospectus and on page Offer-37 of the exchange offer prospectus has been revised in response to the Staff’s comment.
Item 21. Exhibits and Financial Statement Schedules, page II-2
2.	We note your response to our prior comment 59 and reissue that comment. It appears that you are relying on the IRS rulings to support the disclosure about the tax consequences of the recapitalization starting on page Proxy-68. If you are relying on the IRS rulings to support that disclosure, please file the IRS rulings as exhibits to the registration statement. Otherwise, please revise the disclosure to clarify that you are relying on the opinion of counsel to support the disclosure about the tax consequences of the recapitalization, identify the name of counsel, clearly disclose counsel’s opinion regarding the tax effects of the recapitalization to shareholders of the registrant, and file the opinion of counsel as an exhibit to the registration statement.
In response to the Staff’s comment, Exhibit 8.1 has been filed and the disclosure beginning on page Proxy-78 of the proxy statement/prospectus has been revised.
Exchange Offer Prospectus — General
3.	We are continuing to review the response provided in reply to prior comment number 43. No determination has been made as to whether or not additional information will be required for further analysis of this response.
The Staff’s comment is duly acknowledged by the parties to this transaction.

Bryan Cave LLP
July 29, 2008

4.	We have reviewed the response provided in reply to prior comment number 44. Please explain to us, with a view toward revised disclosure, why MetLife’s intended use of a pricing mechanism that includes a two day pricing period is “substantially similar” to pricing mechanisms used in other exchange offers. In addition, please provide us with a brief itemization of the reasons why the proposed pricing mechanism is substantially similar to pricing mechanisms used in other exchange offer contexts. For example, please compare the amount of time between determination of the final exchange ratio and offer expiration in the proposed transaction with the corresponding timeframe in the cited transactions.
The Staff is supplementally advised that MetLife has revised the proposed pricing mechanism to use a three-day period, instead of a two-day period, prior to the consummation of the exchange offer.
With this modification, MetLife believes the proposed pricing mechanism is identical to that used in the exchange offer conducted by Halliburton Company in connection with its split-off of shares of KBR, Inc. stock (See Halliburton Company (avail. Mar. 23, 2007)). MetLife also believes that the proposed pricing mechanism is also substantially similar to the mechanisms used in the exchange offers conducted by (1) McDonald’s Corporation in connection with its split-off of shares of Chipotle Mexican Grill, Inc. stock (See McDonald’s Corporation (avail. Sept. 27, 2006)), (2) Weyerhaeuser Company in connection with its split-off of shares of Spinco stock undertaken as part of the combination of Weyerhaeuser’s fine paper business with Domtar, Inc. (See Weyerhaeuser Company (avail. Feb. 23, 2007)) and (3) Kraft Foods Inc. in connection with its split-off of shares of Splitco stock undertaken as part of the combination of Kraft’s Post cereals business with Ralcorp Holdings, Inc. (See Kraft Foods Inc. (avail. July 1, 2008)). MetLife notes the following:
•	General Pricing Mechanism – Fixed Dollar vs. Fixed Value. Like the pricing mechanisms employed by McDonald’s, Weyerhaeuser, Halliburton and Kraft (collectively, the “Precedent Transactions”), MetLife’s proposed pricing mechanism is fully disclosed in the exchange offer prospectus and specifies in the exchange offer prospectus a fixed dollar value of consideration, subject to a limit on the exchange ratio, instead of a fixed number of shares receivable by a tendering shareholder.

•	Exchange Ratio Pricing Period. Like the pricing mechanisms employed by several of the Precedent Transactions, the precise exchange ratio in MetLife’s exchange offer will be calculated using the daily volume-weighted average prices, or daily VWAP, of the shares of RGA and MetLife common stock on the New York Stock Exchange on the last three trading days of the originally contemplated exchange offer period. A three-day pricing period was used in the three most recent Precedent Transactions – Kraft (June 2008), Halliburton (March 2007) and Weyerhaeuser (February 2007) – while only McDonald’s used a slightly shorter calculation period of two days in its exchange offer. In determining the appropriate length of the pricing period for the RGA split-off, MetLife ultimately decided that a three-day VWAP-based pricing period offered shareholders the best balance between the objectives of providing the most current pricing practicable,

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July 29, 2008

while reducing price distortions that could occur if prices were established at a single point in time or that could result from short-term volatility in the trading prices of MetLife common stock or RGA common stock.

•	Exchange Ratio Limit; Extension Period. MetLife’s exchange offer provides that the number of shares of RGA class B common stock receivable for tendered MetLife common stock will be subject to a specified limit designed to ensure that an unusual or unexpected drop in the trading price of RGA common stock, relative to the trading price of MetLife common stock, would not result in an unduly high number of shares of RGA class B common stock being exchanged per share of MetLife common stock accepted in the exchange offer. If the limit is in effect at the close of the originally contemplated offer period, the final exchange ratio will be fixed at the limit and the exchange offer will be automatically extended for two trading days to permit shareholders to tender or withdraw their shares of MetLife common stock. Each of the Precedent Transactions imposed a limit on the amount of shares that could be received in exchange for tendered shares and similarly provided for a two-day extension of the originally-contemplated exchange offer period in the event that the exchange ratio limit was reached. Further, the pricing mechanism will remain constant throughout the duration of the exchange offer, and if there is a change in the pricing mechanism, the exchange offer will be extended.

•	Disclosure of Indicative and Actual Pricing. Like the Precedent Transactions, to make pricing information available to the general public, a website will be maintained throughout the exchange offer period providing daily indicative calculated per share values and exchange ratios and a toll-free number that MetLife security holders can use to obtain exchange offer pricing information. Furthermore, as in each of the Precedent Transactions, during the actual pricing period, the indicative calculated per-share values and exchange ratios will be updated on the website more frequently (in MetLife’s exchange offer, the information will be updated every 30 minutes). MetLife will publish the final exchange ratio on the website and in a press release no later than 4:30 p.m., New York City time, on the expiration date and will file an amendment to its Schedule TO on the same date setting forth the same information.

•	Termination of Exchange Offer Period. Similar to the exchange offers undertaken by McDonald’s, Halliburton and Weyerhaeuser, MetLife’s exchange offer will terminate at 12:00 midnight, New York City time, on the last day of the originally contemplated exchange offer period (or if extended, 12:00 midnight, New York City time, on the second following trading day). Furthermore, like each of these three precedent exchange offers, the final exchange ratio in MetLife’s exchange offer will publicly announced no later than 4:30 p.m., New York City time, on the expiration date. Accordingly, the amount of time between the determination of the final exchange ratio and the offer expiration in MetLife’s exchange offer will be

Bryan Cave LLP
July 29, 2008

the same as that in McDonald’s, Halliburton and Weyerhaeuser. The only Precedent Transaction to differ from this period of time was Kraft’s exchange offer in which the exchange offer period expired at 8:00 a.m. on the morning of the trading day following the last trading day of the exchange offer period. In conjunction with its exchange offer, Kraft was also undertaking a debt offering and, as a result, this extended timeframe was necessary to allow Kraft to simultaneously close both the exchange offer and the debt offering. As MetLife is not engaged in an additional related transaction (other than the recapitalization), it has determined that the exchange offer should be in line with the remaining Precedent Transactions and expire at 12:00 midnight, New York City time, on the last day of the exchange offer period.
For the reasons above, MetLife respectfully submits that its proposed pricing mechanism is “substantially similar” to the mechanisms used in each of the Precedent Transactions.
Conditions for Completing the Exchange Offer, page Offer-59
5.	Without concurring with the response provided in reply to prior comment number 52, no further comment will be raised at this time so long as acceptance of the tendered shares does not occur beyond one business day following the date of offer expiration. Please confirm that the parties participating in this transaction understand that cross or other conditions which operate independently from the receipt of government approvals yet survive offer expiration should not be used in future tender offer filings.
The Staff’s comment is duly acknowledged by the parties participating in this transaction.
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Note 5 – Fair Value Disclosures, page 8
6.	We have read your response to comment 61. Although your proposed disclosure indicates that management has ultimate responsibility for all fair values presented in the financial statements your disclosure still appears to indicate that you are placing reliance on third parties. If this is not the case, please revise your disclosure to clarify and expand your disclosure to discuss in more detail how management determines the fair value. Please note that if you do not remove the reference to the use of third parties in the Form 10-Q incorporated by reference then you must disclose the names of the third parties and include their consents in the registration statement.
Since management is responsible for the fair values and does not place reliance on third parties as experts, as contemplated by Section 435(b) of Regulation C, the Company will revise the disclosure in future Form 10-Q and 10-K filings to eliminate the references to third parties and will provide additional detail regarding methodologies used as follows:
     SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the

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July 29, 2008

asset or liability in an orderly transaction between market participants on the measurement date. In accordance with SFAS 157, valuation techniques utilized by management for invested assets and embedded derivatives reported at fair value are generally categorized into three types:
Market Approach. Market approach valuation techniques use prices and other relevant information from market transactions involving identical or comparable assets or liabilities. Valuation techniques consistent with the market approach include comparables and matrix pricing. Comparables use market multiples, which might lie in ranges with a different multiple for each comparable. The selection of where within the range the appropriate multiple falls requires judgment, considering both quantitative and qualitative factors specific to the measurement. Matrix pricing is a mathematical technique used principally to value certain securities without relying exclusively on quoted prices for the specific securities but comparing the securities to benchmark or comparable securities.
Income Approach. Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present amount, or a discounted amount. These techniques rely on current expectations of future amounts. Examples of income approach valuation techniques include present value techniques, option-pricing models and binomial or lattice models that incorporate present value techniques.
Cost Approach. Cost approach valuation techniques are based upon the amount that, at present, would be required to replace the service capacity of an asset, or the current replacement cost. That is, from the perspective of a market participant (seller), the price that would be received for the asset is determined based on the cost to a market participant (buyer) to acquire or construct a substitute asset of comparable utility.
     The three approaches described within SFAS 157 are consistent with generally accepted valuation methodologies. While all three approaches are not applicable to all assets or liabilities reported at fair value, where appropriate and possible, one or more valuation techniques may be used. The selection of the valuation method(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued, and significant expertise and judgment is required. The Company performs regular analysis and review of the various methodologies utilized in determining fair value to ensure that the valuation approaches utilized are appropriate and consistently applied, and that the various assumptions are reasonable. This process involves quantitative and qualitative analysis. Examples of procedures performed include, but are not limited to, review of pricing trends and monitoring of recent trade information. In addition, the Company utilizes both internal and external cash flow models to analyze the reasonableness of fair values, where appropriate.
     For invested assets reported at fair value, when available, fair values are based on quoted prices in active markets that are regularly and readily obtainable. Generally, these are very liquid investments and the valuation does not require management judgment. When quoted

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July 29, 2008

prices in active markets are not available, fair value is based on the market valuation techniques described above, primarily a combination of the market approach, including matrix pricing and the income approach. The assumptions and inputs used by management in applying these methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and assumptions regarding liquidity and future cash flows.
     The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.
     When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and are consistent with what other market participants would use when pricing such securities.
     The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company’s securities holdings.
          For embedded derivative liabilities associated with the underlying products in reinsurance treaties, primarily equity-indexed annuity treaties, the Company utilizes a market standard method, which includes an estimate of future equity option purchases and an adjustment for the Company’s own credit risk that takes into consideration the Company’s financial strength rating, also commonly referred to as a claims paying rating. The capital market inputs to the model, such as equity indexes, equity volatility, interest rates and the Company’s credit adjustment, are generally observable. However, the valuation models also use inputs requiring certain actuarial assumptions such as future interest margins, policyholder behavior, including future equity participation rates, and explicit risk margins related to non-capital market inputs, that are generally not observable and may require use of significant management judgment. Changes in interest rates, equity indices, equity volatility, the Company’s own credit risk, and actuarial assumptions regarding policyholder behavior may result in significant fluctuations in the value of embedded derivatives liabilities associated with equity-indexed annuity reinsurance treaties.

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July 29, 2008

     The fair value of embedded derivatives associated with funds withheld reinsurance treaties is determined based upon a total return swap methodology with reference to the fair value of the investments held by the ceding company that support the Company’s funds withheld at interest asset. The fair value of the underlying assets is generally based on market observable inputs using market standard valuation methodologies. However, the valuation also requires certain significant inputs based on actuarial assumptions about policyholder behavior, which are generally not observable.
     For the quarter ended June 30, 2008, the application of valuation methodologies applied to similar assets and liabilities has been consistent.
     SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
          Level 1
     Quoted prices in active markets for identical assets or liabilities. The Company’s Level 1 assets and liabilities include investment securities and derivative contracts that are traded in exchange markets.
          Level 2
     Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or market standard valuation methodologies and assumptions with significant inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company’s Level 2 assets and liabilities include investment securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose values are determined using market standard valuation methodologies. This category primarily includes U.S. and foreign corporate securities, Canadian and Canadian provincial government securities, and residential and commercial mortgage-backed securities, among others. Management values most of these securities using inputs that are market observable.
          Level 3
     Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the related assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using market standard valuation methodologies described above. When observable inputs are not available, the market standard methodologies for determining the estimated fair value of certain securities that trade infrequently, and therefore have little transparency, rely on inputs that are significant to the

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July 29, 2008

estimated fair value and that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation and cannot be supported by reference to market activity. Even though unobservable, management believes these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing similar assets and liabilities. For the Company’s invested assets, this category generally includes U.S. and foreign corporate securities (primarily private placements), asset-backed securities (including those with exposure to subprime mortgages), and to a lesser extent, certain residential and commercial mortgage-backed securities, among others. Additionally, the Company’s embedded derivatives, all of which are associated with reinsurance treaties, are classified in Level 3 since their values include significant unobservable inputs associated with actuarial assumptions regarding policyholder behavior. Embedded derivatives are reported with the host instruments on the condensed consolidated balance sheet.
* * * * *
We appreciate the Staff’s continued review and look forward to hearing from you with respect to these comment responses. In order to permit printing and mailing of the proxy statement/prospectus, we anticipate requesting that the Registration Statement be accelerated to effectiveness shortly. We will formally request acceleration pursuant to Rule 461 at the appropriate time.
If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 314-259-2296 or R. Randall Wang at 314-259-2149, or either of us by fax at 314-259-2020.
/s/ James R. Levey

cc:	Christine Allen
Carlton Tartar

Jack B. Lay, Reinsurance Group of America, Incorporated
James L. Lipscomb, MetLife, Inc.
Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz
David K. Lam, Wachtell, Lipton, Rosen & Katz